December 2, 2009

Via Edgar

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:         Southwest Airlines Co.
File No. 001-07259
Form 10-K: For the fiscal year ended December 31, 2008
Form 8-K furnished on October 15, 2009

Dear Mr. Shenk:

           On behalf of Southwest Airlines Co. (the “Company”), set forth below is a supplemental response to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated November 2, 2009, with respect to the referenced documents, and based on our telephone conversation with the staff on November 20, 2009.  For ease of reference, we have reproduced below the full text of the Staff’s comment followed by the Company’s response.

Form 8-K furnished on October 15, 2009

Exhibit 99.1

Note regarding use of non-GAAP financial measures

1.
Please refer to your explanation of the items included in and excluded from your non-GAAP measures of “economic” results.  While we acknowledge that your explanation is consistent with the disclosure that you proposed in your correspondence filed on September 4, 2009, it is not clear to us how certain adjustments included in your reconciliations of your non-GAAP measures to the most comparable GAAP measures are consistent with your explanation.  For example, you state that you have established the concept of “economic” results to provide visibility to the non-current, non-cash aspects of your fuel hedging program and accounting, which can materially impact your current financial results.  You state further that items excluded from your company’s economic results primarily consist of certain “unrealized” gains or losses associated with derivatives that settled in a prior period or will settle in a future period.  However, we note that for each period presented in your reconciliation, you have recorded a significant adjustment for “Other impact of fuel contracts settling in the current or a prior period.”  Furthermore, it appears that you have reclassified realized ineffectiveness and mark-to-market (gains) or losses from “Other (gains) losses” to “Fuel & Oil Expense.”  Based upon the observations noted above, it is unclear to us how certain adjustments included in your reconciliation of your non-GAAP measures to the most comparable GAAP measures are consistent with your description of your non-GAAP measure, as well as its purpose.  In addition, we do not believe that your disclosure clearly explains why you believe that your “economic” measures provide useful information to investors.  In this regard, we believe that your disclosure could be improved with respect to conveying in plain English what the measures are intended to represent.  Please revise your disclosure to more clearly explain how and why your non-GAAP measures are useful to investors.  For example, specifically explain how your “economic” measures of results allow investors to accurately measure and monitor your company’s comparative performance on a consistent basis – particularly as each measure excludes recurring items.  Alternatively, please discontinue the presentation of these non-GAAP measures.

Response:

The Company believes it can improve both its explanation of why these economic results are useful to investors and the descriptions/captions within the reconciliations themselves, which would provide additional clarity and understanding of these non-GAAP measures.  Due to the fact that the Company considers its fuel derivative contracts to be an important tool in managing its jet fuel costs, it provides these economic results in order to present the Company’s performance utilizing the net cash paid for Fuel during the applicable period.

The adjustment in the Company’s reconciliation titled “Other impact of fuel contracts settling in the current or a prior period” can potentially consist of up to three components.  These are 1) amounts related to contracts that have settled in the current period, but for which gains and/or losses have already been recognized in a prior period due to previous hedge ineffectiveness and/or contracts marked to market through earnings, 2) amounts related to contracts that have settled in the current period, but for which gains and/or losses cannot be recognized because the Company has not yet consumed the underlying fuel, and 3) amounts related to contracts that settled in a prior period, but for which gains and/or losses are being recognized in the current period because the Company has currently consumed the underlying hedged fuel.  In order to provide more clarity to this reconciliation, the Company will provide separate lines for each of these components that are present during each given period.  The Company will also revise its descriptions of these line items to clearly indicate what the amounts represent—as noted in 1), 2), and 3) above.

The Company does not believe these clarifications change its overall objective of the non-GAAP reconciliation, which is to provide investors a view of the Company’s results as if all cash settlements related to fuel derivative contracts in the applicable period were reflected within Fuel and oil expense—other than the net premium cost paid for option contracts, which the Company presents as part of Other (gains) losses, net.  The Company is also proposing to change its note explaining why this presentation is useful to investors in a more plain-English format, such as the following:

“Note regarding use of non-GAAP financial measures

The Company’s financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP).  These GAAP financial statements include unrealized non-cash adjustments and reclassifications, which can be significant, as a result of accounting requirements and elections made under Accounting Standards Codification Topic 815 (ASC 815, originally issued as SFAS 133).

As a result, the Company also provides financial information included in this press release that was not prepared in accordance with GAAP and should not be considered as an alternative to the information prepared in accordance with GAAP.  The Company provides supplemental non-GAAP financial information that it has termed “economic”, which the Company’s management utilizes to evaluate its ongoing financial performance and the Company believes provides greater transparency to investors as supplemental information to its GAAP results.  The Company’s economic financial results differ from GAAP results in that they only include the actual cash settlements from fuel hedge contracts—all reflected within Fuel and oil expense in the period of settlement.  Thus, Fuel and oil expense on an economic basis reflects the Company’s actual net cash outlays for Fuel during the applicable period, inclusive of settled fuel derivative contracts.  Any net premium costs paid related to option contracts are reflected as a component of Other (gains) losses, net, for both GAAP and non-GAAP purposes.  These economic results provide a better measure of the impact of the Company’s fuel hedges on its operating performance and liquidity since they exclude the unrealized, noncash adjustments and reclassifications that are recorded in GAAP results in accordance with ASC 815, and they reflect all cash settlements related to fuel derivative contracts within Fuel and oil expense. This enables the Company’s management, as well as investors, to consistently assess its operating performance on a year-over-year or quarter-over-quarter basis after considering all programs in place to curtail fuel expense.  However, because these measures are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result the aforementioned measures as presented may not be directly comparable to similarly titled measures presented by other companies.

Further information on (i) the Company’s fuel hedging program, (ii) the requirements and accounting associated with ASC 815, and (iii) the causes of hedge ineffectiveness and/or mark-to-market gains or losses from derivative instruments is included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.”

In addition, since its third quarter 2009 earnings release included additional reconciling items between its GAAP and non-GAAP results, the following disclosure would have been included:

“In addition to its ‘economic’ financial measures as defined above, the Company has also provided other non-GAAP financial measures as a result of non-recurring items that the Company believes are not indicative of its ongoing operations.  These include 1) charges associated with Freedom ’09, an early retirement option offered to Employees resulting in a one-time third quarter 2009 charge, and 2) an adjustment to the Company’s first quarter 2008 income tax provision due to a change in Illinois State income tax laws.  The Company also believes that evaluation of its financial performance can be enhanced by a presentation of results that exclude the impact of these non-recurring items in order to evaluate results on a comparative basis with results in the current or prior periods that did not include such items, and as a basis for expected operating results in future periods.”

****

In connection with our above responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4459.

Sincerely,

/s/ Laura Wright
Laura Wright
Chief Financial Officer

Copy to:	John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Madeleine Johnson
David Heselton (Ernst & Young LLP)